1271 Avenue of the Americas | New York, NY 10020

blankrome.com

Phone:	(212) 885-5000

Fax:	(917) 332-3057

Email:	brad.shiffman@blankrome.com

October 17, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Scott Anderegg

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Adara Acquisition Corp.

Registration Statement on Form S-4

Filed July 12, 2022

File No. 333-266098

Dear Mr. Anderegg and Ms. Peyser,

On behalf of our client, Adara Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-4 of the Company filed with the Commission on July 12, 2022 (collectively, the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Finke, the Company’s Chief Executive Officer, dated August 10, 2022, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

October 17, 2022

Form S-4 filed July 12, 2022

Dear Stockholder Letter, page i

1.	Here and elsewhere where you state the percentage of the post-Business Combination company that various holders will hold assuming no redemptions, please include the percentages assuming maximum redemptions.

Response: The Company respectfully notes the Staff’s comment, and the disclosure on page i of Amendment No. 1 and under the caption “Risks Related to the Combined Company — Concentration of ownership among the Combined Company’s executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.” on page 62 of Amendment No. 1 has been so clarified.

Q. What Interests do the Adara Initial Stockholders and their affiliates have at risk if the Business Combination is not completed?, page 17

2.	We note your disclosure concerning fees that your Initial Stockholders, directors and officers and their affiliates will receive, and presently the actual figures are blank. Please ensure that the figures you will disclose will represent the aggregate value of all payments and reimbursements, including amounts due to the sponsor, officers and directors, and their affiliates under the terms of the agreements.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure under the caption “Questions and Answers About the Business Combination — What interests do the Adara Initial Stockholders and their affiliates have at risk if the Business Combination is not completed?” on pages 17-18 of Amendment No. 1 to clarify the payments and reimbursements to be received by such persons. The Company confirms that the figures to be provided following the record date will represent the value of the securities held by such persons on the record date and the value of all such payments and reimbursements.

3.	We note that ThinkEquity performed additional services after the IPO, and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees paid and payable to ThinkEquity for all services provided, and clarify which fees are contingent on completion of the business combination.

Response: The Company respectfully notes the Staff’s comment, and the disclosure under the captions “Questions and Answers About the Business Combination — What interests do the Adara Initial Stockholders and their affiliates have at risk if the Business Combination is not completed?” on pages 17-18 of Amendment No. 1, “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” on pages 108-109 of Amendment No. 1 and “Proposal No. 1 — The Business Combination Proposal — Opinion of Financial Advisor to the Adara Board of Directors — Summary of Financial Analyses — Discounted Cash Flow Analysis for Alliance” on page 118 of Amendment No. 1 has been so clarified.

Unaudited Pro Forma Condensed Combined Financial Information, page 84

4.	You state the fair value of the Class E stock is estimated at $264 million. Please expand footnote 1(g) to clarify how the entire estimated fair value of the Class E stock is being accounted for in the pro forma financial statements and the basis for your treatment. Also, disclose the key assumptions used to compute the fair value.

Response: We have expanded footnote 1(g) to include the key assumptions used to compute the fair value. Additionally, management acknowledges that US GAAP does not specifically address the accounting for dividends that exceed retained earnings, and that there is diversity in practice. Therefore, management has elected an accounting policy to not reduce retained earnings below $0, and to reduce APIC for the excess amount.

October 17, 2022

5.	Please expand your disclosure to state what the $4,065,000 under the Minimum Redemption Scenario for amounts paid related to retaining Public Shareholder funds in the merged entity represents, who it is paid to, how the amount is determined and if the amount may vary.

Response: We have expanded our disclosure related to the $4,065,000 under the Minimum Redemption Scenario to include the following:

The $4,065,000 costs, assuming Minimum Redemption Scenario, relate to fees that are paid to the Underwriter calculated as 3.5% of the funds in the Trust Account which are not redeemed by Adara Class A common stockholders. The final amount will be between $0 and $4,065,000 depending on how many shares are redeemed.

October 17, 2022

Background of the Business Combination, page 100

6.	We note that in late September 2021, you began a dialogue with Messrs. Ogilvie and Walker. Please revise to provide more details concerning this dialogue. Please describe the dates of phone calls or meetings and who attended the meetings, including whether the parties’ financial or legal advisors attended. If the conversations concerned items that became deal points, for example an estimate of the deal size, include that information, as well.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosures under the caption “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” on pages 105-106 of Amendment No. 1 accordingly.

7.	We note that on October 5, 2021, Loeb & Loeb forwarded to ThinkEquity and Adara an investor presentation. Please revise to state who prepared the investor presentation.

Response: The Company respectfully notes the Staff’s comment, and the requested disclosure has been added under the caption “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” on page 106 of Amendment No. 1.

8.	We note that you were considering other potential targets. Please augment your disclosure to discuss the number, nature and businesses of the other targets you considered, the extent of the negotiations with such targets (including, for example, whether you signed non-disclosure agreements with or conducted due diligence regarding such targets), and the reasons you chose to cease considering them.

Response: The Company respectfully notes the Staff’s comment, and the requested disclosure has been added under the caption “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” on page 105 of Amendment No. 1.

9.	We note your disclosure, “On October 12, 2021, Mr. Finke and certain members of Adara’s board of directors participated in an initial call to discuss a possible transaction, including valuation expectations and general financial position.” In this disclosure and throughout your discussion of the background of the business combination, please detail the names and roles of the persons who attended meetings, and provide details of the matters discussed, document drafts that were exchanged and agreements made. Please review your background disclosures and revise accordingly.

Response: The Company respectfully notes the Staff’s comment, and the requested disclosure has been added under the caption “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” on pages 105-107 of Amendment No. 1.

Alliance Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 162

10.	While you discuss certain factors to which changes in Net Revenues are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. Please ensure all material factors disclosed are quantified and analyzed (for example, describe the drivers of revenue in product categories that experienced significant change, including decreases in any categories and any associated trends). In addition, quantify the effects of changes in both price and volume on revenues categories, where appropriate, for each period presented. In this regard, we note disclosure elsewhere in the filing that states you have increased prices. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K, SEC Release 33-8350 and 501.04 of the staff’s Codification of Financial Reporting Policies.

Response: We have reviewed Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K, SEC Release 33-8350 and 501.04 of the Staffs Codification of Financial Reporting Policies and made various modifications to the Management’s Discussion and Analysis to explain more material factors for changes in revenues and expenses, including price changes, volume changes, etc.

October 17, 2022

11.	In the nine months ended March 31, 2022 compared to nine months ended March 31, 2021, you discuss the fiscal year ended June 30, 2022 vinyl and gaming revenue compared to the prior year. Please revise to only include comparison amounts specific to the respective periods presented.

Response: The Company has removed the comparison of the nine months ended March 31, 2022 to the nine months ended March 31, 2021 because we now have audited financial statements for the year ended June 30, 2022 available. In our updated MD&A, we have only disclosed information about the specific periods being analyzed.

12.	For cost of revenues for the nine months ended analysis, it appears you attribute the decrease in customer returns to the aspect that vinyl and gaming are sold as non-returnable product. Given this aspect appears to have been in effect in both periods, please clarify how it contributed to the decrease.

Response: The Company has replaced the discussions of Cost of Revenues for the nine months ended March 31, 2022 and 2021 with a discussion for the years ended June 30, 2022 and 2021. The current discussion now focuses on the impact of reduced supplier marketing development funds because the impact of changes in returns was not material.

13.	In both the annual and interim period analyses you cite pressure on the availability and cost of warehouse labor in regard to distribution and fulfillment expense. Please expand your disclosure to describe the cause(s) of the pressure, the effect of that pressure on amounts reported and the prospect of the continuing effect.

Response: We have expanded the analyses for both the year ended June 30, 2022 vs. the year ended June 30, 2021 and the year ended June 30, 2021 vs. the year ended June 30, 2020 to more completely describe the causes of the pressure on the availability and cost of warehouse labor in regard to distribution and fulfillment expenses as well as the effect of that pressure on amounts reported and the possibility of the adverse effects continuing in the future. We have also disclosed what we are doing to minimize the impact of the warehouse labor issue.

14.	In cost of revenues analysis for the annual periods, you state total cost of revenues was negatively impacted by increasing your product mix to more gaming and a 33% decline in vendor funded MDF due to high product demand. Please expand your disclosure to discuss why gaming negatively impacted the level of total cost of revenues relative to your other product categories. Also, explain the relationship between the level of product demand and the amount and trend of MDF you recognize and why.

Response: We have expanded our discussion to include the primary reasons and differences in how suppliers use MDF in the gaming industry versus our legacy movie and music product lines and how it may impact the cost of goods sold. In addition, we explained why the distributor bears the risk of slow moving products and potential impact on future periods.

15.	Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.

Response: We have reviewed and updated our discussion on how we believe inflation is currently impacting our operations, which is primarily related to freight and labor costs. We have also disclosed that we believe that continued inflationary pressure could deter consumer spending and therefore adversely affect our revenues as well.

October 17, 2022

Liquidity and Capital Resources

Cash Flow, page 170

16.	Your analysis about operating activities appears to focus on how the amount was derived for each respective period rather than a period to period comparative analysis. Please revise to include a quantitative and qualitative discussion of the material factors causing a material variance between comparative periods. Refer to Item 303(b) and (c) of Regulation S-K and IV.B of Release No. 33-8350 for guidance.

Response: We have reviewed Item 303(b) and (c) of Regulation S-K and IV.B Release 33-8350, and have revised our Liquidity and Capital Resources analysis to include a more quantitative discussion of material differences between the comparative periods.

17.	You state supply chain issues due to Covid-related disruptions especially cargo from the Pacific contributed to the cash used by operating activities for the nine months ended March 2022. Please discuss in further detail the supply issues experienced and why they lead to higher inventory. In particular, relate how and why these issues were especially specific to cargo from the Pacific. Also discuss the prospect and duration of these issues continuing and any resultant negative or materially reduced level of operating cash flows and/or operations expected, as well as whether these disruptions materially affect your outlook or business goals. Further, provide further discussion regarding any mitigation efforts undertaken or that you intend to undertake and, if material, quantify the impact of such actions and discuss known trends or uncertainties resulting from such actions.

Response: We have expanded and clarified our discussion on why the supply chain disruptions were directly related to the Pacific and the impact on increased inventory values. In addition, we revised our disclosure to include an explanation and duration of the impact and our outlook going forward, our inventory position, and our ability to meet consumer demand for the balance of the fiscal year.

18.	For the interim period ended March 2021 and fiscal year 2021, you attribute net cash generated by operating activities to the increase in sales from the acquisition of COKeM. However it appears your cost of revenues and other operations also increased from the acquisition of COKeM that decreased operating cash flow. Please revise your disclosure to clarify the impact and extent of the COKeM acquisition on your net cash from operating activities.

Response: We have updated our disclosure for the interim period ended March 2021 to the year ended June 30, 2022. After the acquisition of COKeM, we immediately began to eliminate overlapping functions and integrate operations.

General

19.	It appears that underwriting fees to be paid in connection with your IPO remain constant and are not adjusted based on redemptions. In an appropriate place in your filing, disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure related to dilution.

Response: The Company respectfully notes the Staff’s comment, and additional disclosure has been added under the captions “Questions and Answers About the Business Combination—What interests do the Adara Initial Stockholders and their affiliates have at risk if the Business Combination is not completed?” on page 17 of Amendment No. 1, “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” on pages 108-109 of Amendment No. 1 and “Proposal No. 1 — The Business Combination Proposal — Opinion of Financial Advisor to the Adara Board of Directors — Summary of Financial Analyses — Discounted Cash Flow Analysis for Alliance” on page 118 of Amendment No. 1 to clarify the amount of deferred underwriting fees to be paid at each redemption level.

October 17, 2022

20.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully notes the Staff’s comment and confirms that (i) the sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person and (ii) no person or entity associated with or otherwise involved in the business combination transaction, including the target, is, is controlled by, or has substantial ties with a non-U.S. person. Consequently, it is the Company’s view that such disclosure is not required.

21.	With a view towards disclosure, please tell us whether your sponsor, officers or directors have fiduciary or contractual obligations to other entities and, if so, how the board considered those conflicts in negotiating and recommending the business combination. In addition, as it appears that your charter waived the corporate opportunities doctrine, address this potential conflict of interest and whether it impacted your search for an acquisition target or advise.

Response: The Company respectfully notes the Staff’s comment, and the requested disclosure has been added under the captions “Risk Factors — Our officers and directors had pre-existing fiduciary and contractual obligations to their entities which required them to present business combination opportunities to them before presenting them to us.” on pages 77-78 of Amendment No. 1 and “Pre-existing Fiduciary and Contractual Obligations of Management” on pages 193-194 of Amendment No. 1.

22.	Please tell us what consideration you have given to whether you are required to provide a tax opinion. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 (in particular Section III.A.2).

Response: The Company respectfully acknowledges the Staff’s comment and has filed a tax opinion as Exhibit 8.1 to Amendment No. 1.

23.	Please include a risk factor regarding the exclusive forum provision in the Proposed Certificate of Incorporation, which you discuss on page 203.

Response: The Company respectfully notes the Staff’s comment, and the requested disclosure has been added under the caption “Risk Factors — The Proposed Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will, subject to certain exceptions, be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.” on page 69 of Amendment No. 1.

~ ~ ~

October 17, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Peter Melampy at (212) 885-5372 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman
Brad L. Shiffman